Fold Holdings, Inc.

2942 North 24th Street, Suite 115, #42035

Phoenix, Arizona 85016

VIA EDGAR

July 28, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Lulu Cheng and Sandra Hunter Berkheimer

Re:	Fold Holdings, Inc. Registration Statement on Form S-1 Filed July 11, 2025 File No. 333-288623

Ladies and Gentlemen:

Set forth below are the responses of Fold Holdings, Inc. (the “Company,” “we,” “us,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated July 24, 2025, with respect to the Company’s Registration Statement on Form S-1, File No. 333-288623, submitted to the Commission on July 11, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For reference purposes, the comments contained in the Staff’s letter dated July 24, 2025 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement, unless otherwise specified herein.

Registration Statement on Form S-1 Cover Page

1.	We note your disclosure that SZOP “may be” deemed an underwriter. Because the Selling Stockholder, SZOP, is the equity line investor under your Equity Purchase Facility Agreement dated June 16, 2025, please revise your disclosure on the cover page and page 153 to name SZOP as an underwriter for this offering. Please refer to Securities Act C&DI 139.13.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the Cover Page of Amendment No. 1.

* * * * *

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Samuel P. Williams at swilliams@brownrudnick.com or Ivan Chaykovskiy at ichaykovskiy@brownrudnick.com, each of Brown Rudnick, LLP.

Very truly yours,

FOLD HOLDINGS, INC.

By:	/s/ Will Reeves
Name:	Will Reeves
Title:	Chief Executive Officer

Enclosures

cc:	Will Reeves
Hailey Lennon
Samuel P. Williams
Ivan Chaykovskiy